UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information to be Included in Statements Filed
Pursuant to Rules 13d-1(b), (c) and (d) and Amendments
Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Titanium Asset Management Corp.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

None

 (CUSIP Number)

December 31, 2008

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ❒ Rule 13d-1(b)

  ☒ Rule 13d-1(c)

  ❒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. None	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Nathan Low
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 1,670,414
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,670,414
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,670,414
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 5 Pages

Item 1(a).	Name of Issuer:
Titanium Asset Management Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:
777 E. Wisconsin Avenue Milwaukee, Wisconsin 53202

Item 2(a).	Name of Person Filing:
Nathan Low

Item 2(b).	Address of Principal Business Office or, if None, Residence:
641 Lexington Avenue, 25th Floor New York, New York 10022

Item 2(c).	Citizenship:
United States

Item 2(d).	Title of Class of Securities:
Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:
None

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: NOT APPLICABLE

(a)	❒	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	❒	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	❒	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	❒	Investment company registered under Section 8 of the Investment Company Act;

(e)	❒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	❒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Page 3 of 5 Pages

(g)	❒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	❒	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	❒	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	❒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	❒	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [X]

Item 4.                             Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned	1,670,414*
(b)	Percent of Class (%)	7.6%**
(c)	Number of shares as to which such person has: (i) Sole Voting Power	1,670,414*
	(ii) Shared Voting Power	0
	(iii) Sole Dispositive Power	1,670,414*
	(iv) Shared Dispositive Power	0

*
  Consists of: (a) 1,280,330 shares of common stock underlying 640,165 unit purchase options held by Mr. Low, (b) 320,084 shares of common stock underlying 160,042 unit purchase options held by Sunrise Charitable Foundation, Inc., over which Mr. Low has sole voting and dispositive power, and (c) 35,000 shares of common stock and 35,000 warrants, which are convertible into 35,000 shares of common stock, held by Sunrise Securities Corp., over which Mr. Low has sole voting and dispositive power. Each such unit purchase option is exercisable to purchase units consisting of: (a) one share of common stock and (b) one warrant that is exercisable for one share of common stock.

**
The Percent of Class (%) number is based on a total of 20,451,502 shares of the Issuer’s common stock outstanding as of November 12, 2008, as disclosed by the Issuer in its Form 10-Q, dated November 13, 2008.

Page 4 of 5 Pages

Item 5.                             Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

NOT APPLICABLE

Item 6.                             Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.                             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

NOT APPLICABLE

Item 8.                             Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.                             Notice of Dissolution of Group

NOT APPLICABLE

Item 10.                             Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2009	/s/ Nathan Low Nathan Low

Page 5 of 5 Pages